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                               December 20, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention:  Mr. Albert Lee

         RE: PROASSURANCE CORPORATION REGISTRATION STATEMENT -- POST EFFECTIVE AMENDMENT NO. 2 TO FORM S-3, FILE NO. 333-109972

Dear Mr. Lee:

         On behalf of ProAssurance Corporation ("ProAssurance"), we have enclosed for filing with the Securities and Exchange Commission (the "Commission") via EDGAR Post Effective Amendment No. 2 to the Registration Statement of ProAssurance on Form S-3 (Registration Statement No. 333-109972) relating to its 3.9% Convertible Senior Debentures due 2023 (the "Debentures"). This Amendment has been prepared in response to comments of the staff of the Commission in your letter dated November 15, 2004 (the "Comment Letter") and in accordance with our subsequent telephone conversation. A summary of the changes is as follows:

         1. In response to comment number 1, requesting the identity of the natural persons who have voting and dispositive power for the debentures held by the investors listed in the selling securityholder table, the registration statement has been amended to include a new section entitled "Voting and Dispositive Power" on pages 60 - 63 identifying the natural persons having voting or dispositive power over the debentures for each selling securityholder that is not a publicly-held corporation or a subsidiary of a publicly held corporation. The information in this section was provided by the selling securityholders to the registrant and reflects all information provided as of December 16, 2004.

         2. Exhibit 23.1 - Consent of Ernst & Young LLP - Report on Consolidated Financial Statements of Registrant and Subsidiaries has been updated.

         3. This amendment includes updated financial information, including a revised Exhibit 21.1, Statement re: Ratio of Earnings to Fixed Charges, to reflect the information in ProAssurance's Form 10-Q filed with the Commission for the period ending September 30, 2004, which was filed subsequent to the filing of Post Effective Amendment No. 1 to Form S-3 on October 27, 2004.


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Securities and Exchange Commission
December 20, 2004
Page 2


         Thank you for your assistance with this matter. Please call me at
(205) 458-5303 or Jack Stephenson at (205) 458-5201 if you should have any questions or comments.


                                Very truly yours,

                                /s/ Bruce A. Parsons

                                Bruce A. Parsons

BAP/pck

cc: Jack P. Stephenson, Jr.
    A. Derrill Crow
    Christopher Cummings, Esq.